The Munder International Equity Fund, a series of Munder Series Trust, was reorganized with and into the Munder International Fund Core Equity, a separate series of Munder Series Trust. The Agreement and Plan of Reorganization was approved by the Board of Trustees of Munder Series Trust on September 11, 2012 and was approved by the shareholders of the Munder International Equity Fund on December 4, 2012. The transaction was completed on December 7, 2012.